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                                            Filed by Galileo International, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                        and deemed to be filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                                    Subject Company: Galileo International, Inc.
                                                     Commission File No. 1-13153

                                                                   June 18, 2001

                          GALILEO/CENDANT ANNOUNCEMENT
                                 CUSTOMER CALLS
                                       Q&A

Q1:      HOW DOES THIS TRANSACTION BENEFIT TRAVEL AGENCIES?
         Galileo has historically had a supportive travel agent philosophy and it is Cendant's intention to maintain this approach, identifying ways to build upon Cendant's relationships and to provide value-added content and services that can help to improve travel agent profitability and can help them to better serve consumers.

         In addition, Galileo's customers may be able to benefit from Cendant's Preferred Alliance, with access to more than 100 world class companies that provide exceptional prices on high-quality products and services such as long distance phone service, insurance, computers, televisions, furniture and office products. There may also be cross-selling opportunities among Galileo's customers and Cendant's businesses.

Q2: WHAT IS CENDANT'S PHILOSOPHY OF BUSINESS AS IT PERTAINS TO ACQUIRING AND INTEGRATING GALILEO?

         Galileo will be operated as a stand-alone business while ensuring we realize operating synergies and leverage sales and marketing, operations and technology best practices.

Q3:      WILL THERE BE ANY CHANGES TO GALILEO'S LEADERSHIP TEAM?

         Cendant believes Galileo has outstanding people throughout the organization. Additionally, Cendant has extensive experience in the travel related services industry, and has a very focused sales and marketing culture. We believe the combination of these two teams will result in a best-in-class talent pool. You will have seen from the press release that following the close of the transaction Jim Barlett will be leaving and that Cendant will be bringing in a new CEO as well as a number of Cendant managers who will augment Galileo's management team. Apart from that, we don't know specifically how Galileo's leadership team will be affected, any more than we know the specific impact on other jobs. Between now and when the deal closes, Cendant will need to look at how Galileo fits into its existing structure and determine the way in which it would see the company being managed.



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Q4:      IS THERE ANY DIFFERENCE IN THE WAY THAT GALILEO WILL OPERATE BETWEEN
         NOW AND THE CLOSING OF THE DEAL?

         Galileo and Cendant will be working closely together to lay the groundwork for our future relationship. Nevertheless, since this transaction is not yet finalized, Galileo will continue to run its business as before, focused on growing profitably.

Q5:      WHY HAS GALILEO LOST SIGNIFICANT BUSINESS TO ITS COMPETITORS IN RECENT
         YEARS?

         Galileo has been continuing to recover from its US sales force transition in 1999 from the United Airlines sales force to its in house sales force. During that time, Galileo's competitors took advantage of the transition and gained some business from Galileo. Galileo also has been impacted by the loss of certain key Internet customers purchased by competitors. Galileo's products and services continue to be very competitive and in many cases are market leading. We strongly believe that the impact of these recent setbacks is reversible.

Q6: IS GALILEO'S TARGET MARKET COMPATIBLE WITH THAT OF CENDANT'S TRAVEL-RELATED BUSINESSES?

         Absolutely. For example, Cendant's Avis, Fleet Management, Wright Express, Lodging and relocation businesses are calling on the same target customers and prospects in the corporate market and travel agency market. In some corporations, the person responsible for Fleet is also responsible for travel.

Q7:      WHAT WILL BE THE RELATIONSHIP BETWEEN TRIP.COM AND CENDANT'S INTERNET
         PORTAL?

         The acquisition of Galileo's TRIP.com, with its technological capabilities, will enhance Cendant's comprehensive travel portal, reducing its cost of operation and allowing it to capitalize on the growth in online travel bookings. The Internet strategy of both companies is complementary: to be an enabler of travel booking technology to all travel industry participants, including offline and online agencies and to suppliers.

Q8: IF CENDANT OWNS TRAVEL AGENCIES, HOW WILL THEY CONTINUE GALILEO'S PHILOSOPHY OF NOT COMPETING WITH ITS TRAVEL AGENCY CUSTOMERS?

         Cendant's membership-based travel services include the world's largest vacation exchange organization with more than 3500 affiliated resorts as well as a membership based leisure travel club. Because these businesses are membership based, they do not solicit customers in competition with traditional travel agencies.


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Q9:      WILL CENDANT'S TRAVEL-AND HOSPITALITY-RELATED BUSINESSES USE GALILEO'S
         GDS EXCLUSIVELY?

         No. Like all travel suppliers, we will continue to distribute our products through a variety of channels including all of the traditional GDS systems. However, Cendant's travel agency business and timeshare unit will convert for Sabre and Amadeus to the Galileo GDS, and the Cendant Travel Portal will launch with the Galileo GDS as the booking engine and aggregator of travel fares and content.

Q10:     WILL GALILEO'S BUSINESS STILL BE BUILT PRIMARILY AROUND TRAVEL AGENTS?

         Travel agents have been the core distribution channel for traditional GDS since their inception, and the majority of electronic reservations in the travel industry continue to be driven by the travel agency community (both offline and online). Galileo has historically had a travel agent friendly philosophy. Cendant also believes that there are great opportunities to further enhance Galileo's focus on the online travel agent, corporate, leisure and group/meetings markets, and will continue to expand on Galileo's directions in these areas.

Q11: BECAUSE CENDANT OWNS TRAVEL SUPPLIERS, WILL GALILEO BYPASS TRAVEL AGENCIES TO ESTABLISH DIRECT CONNECTIONS BETWEEN ITS SUPPLIERS AND CORPORATIONS?

         Travel agencies have been, and will remain, important partners of Galileo. Our overall travel agency friendly strategy will continue, and has Cendant's full support.

Q12: BECAUSE CENDANT OWNS TRAVEL SUPPLIERS, WILL GALILEO BIAS ITS TRAVEL AGENCY DISPLAYS TO FAVOR THOSE SUPPLIERS?

         Cendant's strategy is to continue to foster all supplier relationships in a fair and equitable manner consistent with Galileo's current business practices. We will work with all suppliers to provide unique and attractive offerings to consumers and will work with travel agencies to identify ways to provide value-added content and services.

Q13: BECAUSE CENDANT OWNS TRAVEL SUPPLIERS, WILL GALILEO OFFER SUPPLIER DEALS TO ITS TRAVEL AGENCY CUSTOMERS?

         Cendant will work with all travel suppliers in a fair and equitable manner to provide unique and attractive offerings to consumers and will work with travel agencies to identify ways to provide value-added content and services.


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Q14:     WHAT DID YOUR PRESS RELEASE MEAN WHEN YOU SAID CENDANT WILL USE
         GALILEO'S GDS? DOESN'T IT ALREADY?

         Cendant uses Galileo's GDS for some of its travel transactions, but with this acquisition, Cendant will be moving 100% of its travel transactions to Galileo's GDS

Q15: THE GALILEO CEO SAID THAT THERE MAY BE DIVERSIFICATION OPPORTUNITIES IN GLOBAL TRAVEL MARKETS FOR CENDANT. CAN YOU EXPLAIN THESE?

         Galileo operates in 107 countries today, through 68 sales offices serving 43,000 travel agency locations. This global footprint gives Galileo and Cendant the chance to work with Galileo's local representatives and customers to identify enhanced distribution and sales opportunities. These opportunities will begin to be explored by the two companies' management teams in close coordination with Galileo's local teams.

Q16: CENDANT CLAIMS EXTENSIVE TRAVEL INDUSTRY EXPERIENCE. CAN YOU SHARE SOME EXAMPLES WITH ME?

         Since its inception Cendant has been in the travel distribution business, managing leading travel brands. Cendant is the worlds' leading franchiser of hotels, with over 6,400 hotels on five continents under nine brands including Days Inn, Ramada, Howard Johnson and Travelodge. Resorts Condominium International (RCI), a Cendant subsidiary, is the world's largest vacation exchange organization with more than 3,500 affiliated resorts and a global market share of more than 70 percent. Cendant also owns Avis, the second-largest general-use car rental agency internationally and one of the most recognized brands in the travel industry.

Q17:     WHAT CHANGES CAN I EXPECT WITH MY ACCOUNT MANAGEMENT BY GALILEO?

         There aren't any changes planned which affect the relationships between you and your account team at Galileo, or the business processes working with Galileo. Cendant is committed to the strong partnership Galileo has already forged with you. You can count on Galileo to continue to provide the excellent customer service you've grown to expect, as well as the innovative technology solutions you need to service your customers.


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Q18:     WILL CENDANT CHANGE GALILEO'S STRATEGIES WITH RESPECT TO ITS TRAVEL
         AGENCY CUSTOMERS (E.G., PRODUCT DEVELOPMENT STRATEGY, INTERNET STRATEGY, NON-COMPETE STRATEGY)?

         Galileo has historically had a philosophy to support travel agents and it is Cendant's intention to continue with that approach, identifying ways to build upon Cendant's relationships and potential to provide value-added content and services to help travel agencies be more profitable and to help them to better serve consumers. We have also historically supported both travel suppliers and travel agencies, and as the industry changes we will continue to look for new opportunities to continue to support them.

Q19: WHAT WILL GALILEO'S INTERNET STRATEGY BE GOING FORWARD - TO COMPETE WITH TRADITIONAL TRAVEL AGENTS?

         Travel agents continue to book more business than ever before, despite the growth of the Internet travel distribution channel. As online booking volumes continue to grow, we believe the Galileo GDS will continue to act as the booking engine for these sites. Galileo will continue to be an efficient and cost-effective method for the aggregation and distribution of travel content. We have also historically supported both travel suppliers and travel agencies, and as the industry changes we will continue to look for new opportunities on the Internet to continue to support them and new entrants.

Q20:     WILL CENDANT BE INVESTING IN GALILEO'S TECHNOLOGY TO BENEFIT ITS
         CUSTOMERS?

         Galileo's products and services are competitive and in many cases market leading. Capital expenditures necessary to add new functionality to their highly reliable and cost effective service offering were included in our financial and valuation models.

Q21: DOES THE TRANSACTION HAVE THE SUPPORT OF UNITED AIRLINES AND SWISS AIR, GALILEO'S LARGEST STOCKHOLDERS?

         United has entered into an agreement with Cendant; agreeing to support the transaction and has provided Cendant with a proxy to vote the Galileo shares owned by United in favor of the transaction.

Q22:     WHEN WILL THE TRANSACTION BE COMPLETED?

         The transaction between Cendant and Galileo is expected to close in the fall of 2001 and we don't foresee any significant delays to closing this transaction.



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Q23:     WILL CENDANT NEED TO BUY ANOTHER TRAVEL-RELATED GDS COMPANY SUCH AS
         WORLDSPAN TO BE SUCCESSFUL IN THIS ARENA?

         Cendant does not comment on any future acquisition opportunities. Significant synergies exist between Galileo and Cendant. Cendant's transaction with Galileo has been considered based upon the merits of the company as a stand-alone entity and we believe that Galileo has great potential for future growth within the travel industry. Galileo continues to maintain a strong leadership position globally.

Q24: AS INDUSTRY GROWTH SLOWS AND COMPETITION INCREASES, WILL GDSS REMAIN COST-EFFECTIVE DISTRIBUTION METHODS FOR SUPPLIERS?

         The travel distribution industry is extremely competitive and will almost certainly become more so as new technologies and distribution channels emerge. GDSs, however, will continue to represent an important distribution channel for suppliers' products and services. During temporary industry growth slowdowns, suppliers will look to GDSs to provide additional distribution opportunities for them. There is a great opportunity to meet their needs with additional products or services to suppliers that can set Galileo apart from the competition.

Q25:     HOW DOES THIS TRANSACTION BENEFIT AIRLINES AND OTHER SUPPLIERS?

         Since its inception, Cendant has been in the travel distribution business, and fully understands supplier desire to realize maximum value with respect to all of its distribution channels. We will look at providing new and more cost-effective value-added products and services to supplier customers to increase the value of the Galileo relationship as Cendant does in its other lines of business.

         In addition, Galileo's customers may be able to benefit from Cendant's Preferred Alliance, with access to more than 100 world class companies that provide exceptional prices on high-quality products and services such as long distance phone service, insurance, computers, televisions, furniture and office products. There may also be cross-selling opportunities among Galileo's customers and Cendant's businesses.

Q26:     WHAT IS THE STATUS OF QUANTITUDE GOING FORWARD?

         Quantitude has demonstrated that it is a center of excellence with regard to worldwide data networking in its support of Galileo and United Airlines. We believe that Quantitude can be leveraged within Cendant to deliver improved telecommunications performance across Cendant's many



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         businesses. Quantitude has just landed 20 new, very recognizable customers that in and of themselves are significant companies -- Avis, RCI and Cendant Mortgage to name a few. We have a very big job ahead of us integrating these new customers.

Q27:     HOW WILL QUANTITUDE BE INTEGRATED WITH CENDANT?

         With Cendant's critical reliance on telecommunications to deliver services to its customers and subsequently earnings to its shareholders, Quantitude will be a cornerstone of Cendant's future success. We look forward to working in the coming months to develop a plan to converge the telecommunications operations of our companies.

Q28: WHAT WILL HAPPEN TO OUR PLAN TO DEPLOY GALILEO'S TCP/IP NETWORK THROUGHOUT THE WORLD?

         We plan to continue the deployment of Galileo's network with a focus on completing the U.S. and Canadian rollouts, which are already underway, as well as rollouts in several other key countries. We believe that it is imperative to continue the network deployment in order to deliver a new networking platform to Galileo's customers in the near term that can be leveraged in the future by both Galileo and Cendant.

                                       ###

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

CENDANT AND GALILEO WILL FILE A PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED MERGER TRANSACTION WITH THE SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. YOU WILL BE ABLE TO OBTAIN THE DOCUMENTS FILED WITH THE SEC FREE OF CHARGE AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. IN ADDITION, YOU MAY OBTAIN DOCUMENTS FILED WITH THE SEC BY GALILEO FREE OF CHARGE BY REQUESTING THEM IN WRITING FROM GALILEO INTERNATIONAL, 9700 WEST HIGGINS ROAD, SUITE 400, ROSEMONT, ILL, 60018 ATTENTION: INVESTOR RELATIONS, OR BY TELEPHONE AT (847) 518-4000.

GALILEO AND ITS DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM GALILEO'S STOCKHOLDERS. A LIST OF THE NAMES OF THOSE DIRECTORS AND EXECUTIVE OFFICERS AND DESCRIPTIONS OF THEIR INTERESTS IN GALILEO IS CONTAINED IN GALILEO'S PROXY STATEMENT DATED APRIL 3, 2001, WHICH IS FILED WITH THE SEC. STOCKHOLDERS MAY OBTAIN ADDITIONAL INFORMATION ABOUT THE INTERESTS OF THE DIRECTORS AND EXECUTIVE OFFICERS IN THIS TRANSACTION BY READING THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE.